UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the quarterly period ended September 30, 2007

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.
(Exact name of Registrant as specified in its charter)

Bayside House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X   Form 40- F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes _____   No   X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes _____   No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES

REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2007

INDEX

ITEM 1 -   FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Unitholders of
Teekay LNG Partners L.P.

We have reviewed the consolidated balance sheet of Teekay LNG Partners L.P. and subsidiaries (or the *Partnership*) as of September 30, 2007, the related consolidated statements of income (loss) for the three and nine months ended September 30, 2007 and 2006, the cash flows for the nine months ended September 30, 2007 and 2006 and changes in partners' equity for the nine months ended September 30, 2007. These financial statements are the responsibility of the Partnership's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Partnership as of December 31, 2006, the related consolidated statements of income, changes in partners' equity and cash flows for the year then ended (not presented herein), and in our report dated March 12, 2007, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of December 31, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Vancouver, Canada   /s/ ERNST & YOUNG LLP
October 30, 2007   Chartered Accountants

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except unit and per unit data)

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	**2006**	**2007**	**2006**
	$	**$**	**$**	**$**
VOYAGE REVENUES(note 11)	63,716	46,696	187,327	133,371
OPERATING EXPENSES(note 11)				
Voyage expenses	317	663	857	1,590
Vessel operating expenses	13,935	9,532	41,686	28,260
Depreciation and amortization	16,501	12,972	48,875	38,374
General and administrative	3,531	2,864	10,808	8,957
Total operating expenses	34,284	26,031	102,226	77,181
Income from vessel operations	29,432	20,665	85,101	56,190
OTHER ITEMS				
Interest expense (notes 5 and 8)	(32,651)	(22,282)	(98,817)	(62,287)
Interest income	12,219	9,881	36,336	26,761
Foreign currency exchange (loss) gain (note 8)	(21,555)	3,752	(32,037)	(24,401)
Other (loss) income – net (note 9)	(224)	569	501	1,564
Total other items	(42,211)	(8,080)	(94,017)	(58,363)
Net (loss) income	(12,779)	12,585	(8,916)	(2,173)
General partner's interest in net (loss) income	(256)	252	(179)	(44)
Limited partners' interest: (note 15)				
Net (loss) income	(12,523)	12,333	(8,737)	(2,129)
Net (loss) income per:				
• Common unit (basic and diluted)	(0.34)	0.41	(0.16)	0.01
• Subordinated unit (basic and diluted)	(0.34)	0.27	(0.34)	(0.17)
• Total unit (basic and diluted)	(0.34)	0.35	(0.23)	(0.07)
Weighted-average number of units outstanding:				
• Common units (basic and diluted)	22,540,547	20,238,072	21,377,910	20,238,072
• Subordinated units (basic and diluted)	14,734,572	14,734,572	14,734,572	14,734,572
• Total units (basic and diluted)	37,275,119	34,972,644	36,112,482	34,972,644
Cash distributions declared per unit	0.5300	0.4625	1.4550	1.3375

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at September 30, 2007 $	As at December 31, 2006 $
ASSETS		
Current		
Cash and cash equivalents	40,893	28,871
Restricted cash - current *(note 5)*	30,777	55,009
Accounts receivable	14,485	8,167
Prepaid expenses	6,766	6,566
Other assets	1,300	1,204
Total current assets	94,221	99,817
Restricted cash – long-term *(note 5)*	675,810	615,749
Vessels and equipment*(note 8)*		
At cost, less accumulated depreciation of $82,855 (2006 - $60,849)	666,805	662,814
Vessels under capital leases, at cost, less accumulated depreciation of $66,333 (2006 – $42,604) *(note 5)*	942,046	654,022
Advances on newbuilding contracts *(note 13a)*	235,606	84,184
Total vessels and equipment	1,844,457	1,401,020
Investment in and advances to joint venture *(notes 11e, 11f, and 13a)*	328,952	141,427
Other assets *(note 12)*	95,535	74,057
Intangible assets – net *(note 6)*	153,217	160,064
Goodwill *(note 6)*	39,279	39,279
Total assets	3,231,471	2,531,413
LIABILITIES AND PARTNERS' EQUITY		
Current		
Accounts payable	14,329	5,069
Accrued liabilities	23,738	13,599
Unearned revenue	7,559	6,708
Current portion of long-term debt *(note 8)*	38,705	30,435
Current obligation under capital leases *(note 5)*	157,124	150,762
Advances from affiliate *(note 7)*	40,541	38,939
Total current liabilities	281,996	245,512
Long-term debt *(note 8)*	1,254,860	880,147
Long-term obligation under capital leases *(note 5)*	728,603	407,375
Advances from affiliate *(note 7)*	-	62,680
Other long-term liabilities *(note 12)*	63,192	51,473
Total liabilities	2,328,651	1,647,187
Commitments and contingencies *(notes 5, 8, 11, 12 and 13)*		
Minority interest	162,211	165,729
Partners' equity		
Partners' equity	779,078	767,949
Accumulated other comprehensive loss *(note 10)*	(38,469)	(49,452)
Total partners' equity	740,609	718,497
Total liabilities and partners' equity	3,231,471	2,531,413

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Nine Months Ended September 30,	
	2007	2006
	$	$
Cash and cash equivalents provided by (used for)		
OPERATING ACTIVITIES		
Net loss	(8,916)	(2,173)
Non-cash items:		
Depreciation and amortization	48,875	38,374
Deferred income tax expense (recovery)	571	(705)
Foreign currency exchange loss	31,861	26,559
Equity based compensation	282	-
Accrued interest and other – net	4,873	3,527
Change in non-cash working capital items related to operating activities	5,209	(3,160)
Expenditures for drydocking	(1,349)	(3,006)
Net operating cash flow	81,406	59,416
FINANCING ACTIVITIES		
Proceeds from long-term debt	534,561	138,176
Capitalized loan costs	(1,952)	(4,584)
Scheduled repayments of long-term debt	(21,904)	(6,365)
Scheduled repayments of capital lease obligations	(6,596)	(6,439)
Prepayments of long-term debt	(188,000)	(41,000)
Proceeds from issuance of units	86,044	(141)
Advances from affiliate	-	25,275
Advances to affiliate	-	(5,235)
Advances from joint venture partners	44,214	-
Repayment of joint venture partner advances	(21,627)	-
Increase in restricted cash	(12,817)	(436,808)
Cash distributions paid	(53,564)	(47,731)
Net financing cash flow	358,359	(384,852)
INVESTING ACTIVITIES		
Advances to joint ventures	(187,618)	-
Purchase of Teekay Nakilat Holdings Corporation (*note 11d*)	(66,096)	-
Purchase of Dania Spirit LLC (*note 11g*)	(18,546)	-
Expenditures for vessels and equipment	(155,483)	(1,413)
Proceeds from sale of vessels and equipment	-	312,972
Net investing cash flow	(427,743)	311,559
Increase (decrease) in cash and cash equivalents	12,022	(13,877)
Cash and cash equivalents, beginning of the period	28,871	34,469
Cash and cash equivalents, end of the period	40,893	20,592

Supplemental Cash Flow Information (*note 14*)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENT OF CHANGES IN PARTNERS' EQUITY
(in thousands of U.S. dollars and units)

	PARTNERS' EQUITY						
	Limited Partners					Accumulated Other Comprehensive	
	Common		Subordinated		General Partner	Loss	Total
	Units	$	Units	$	$	$	$
Balance as at December 31, 2006	20,240	425,253	14,735	321,277	21,419	(49,452)	718,497
Net loss	-	(3,787)	-	(4,950)	(179)	-	(8,916)
Cash distributions	-	(30,669)	-	(21,439)	(1,456)	-	(53,564)
Unrealized gain on derivative instruments *(notes 10 and 12)*	-	-	-	-	-	6,416	6,416
Reclassification adjustment for loss on derivative instruments included in net income *(notes 10 and 12)*	-	-	-	-	-	4,567	4,567
Proceeds from follow-on public offering of units, net of offering costs of $3.5 million *(note 3)*	2,300	84,188	-	-	1,790	-	85,978
Purchase of Teekay Nakilat Corporation from Teekay Corporation *(note 11d)*	-	(7,851)	-	(5,716)	(277)	-	(13,844)
Equity based compensation	-	164	-	112	6	-	282
Purchase of Dania Spirit LLC from Teekay Corporation *(note 11g)*	-	677	-	492	24	-	1,193
Balance as at September 30, 2007	22,540	467,975	14,735	289,776	21,327	(38,469)	740,609

The accompanying notes are an integral part of the unaudited consolidated financial statements.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (or *GAAP*). These financial statements include the accounts of Teekay LNG Partners L.P. (or *Teekay LNG*), which is a limited partnership organized under the laws of the Republic of the Marshall Islands, and its wholly owned or controlled subsidiaries (collectively, the *Partnership*). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these interim financial statements should be read in conjunction with the Partnership's audited consolidated financial statements for the year ended December 31, 2006. In the opinion of management of Teekay GP L.L.C., the general partner of Teekay LNG (or the *General Partner*), these interim consolidated financial statements reflect all adjustments, of a normal recurring nature, necessary to present fairly, in all material respects, the Partnership's consolidated financial position, results of operations, and changes in partners' equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

2. Change in Accounting Policy

In July 2006, the Financial Accounting Standards Board (or *FASB*) issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* (or *FIN 48*). This interpretation clarifies the accounting for uncertainty in income taxes recognized in financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 requires companies to determine whether it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more likely than not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Partnership adopted FIN 48 as of January 1, 2007. The adoption of FIN 48 did not have a material impact on the Partnership's financial position and results of operations. As of January 1 and September 30, 2007, the Partnership did not have any material accrued interest and penalties relating to income taxes.

As of January 1 and September 30, 2007, the Partnership had unrecognized tax benefits of 3.4 million Euros (approximately $4.9 million) relating to a re-investment tax credit in one of its 2005 annual tax filings. This filing is currently under review by the relevant tax authorities and the Partnership expects the uncertainty surrounding this tax credit to be resolved within the next twelve months. If the tax credit is approved, the Partnership will receive a refund for the amount of the credit, which will be reflected as a credit to equity in the period approval is obtained.

The Partnership recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax years 2003 through 2006 currently remain open to examination by the major taxing jurisdiction to which the Partnership is subject.

3. Public Offering

During May 2007, the Partnership sold 2.3 million of its common units which represent limited partner interests, as part of a follow-on public offering, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. The General Partner contributed $1.8 million to the Partnership to maintain its 2% general partner interest.

4. Segment Reporting

The Partnership has two reportable segments: its liquefied gas segment and its Suezmax tanker segment. The Partnership's liquefied gas segment consists of liquefied natural gas (or *LNG*) carriers and a liquefied petroleum gas (or *LPG*) carrier subject to long-term, fixed-rate time charters to international energy companies. As at September 30, 2007, the Partnership's liquefied gas segment consisted of seven LNG carriers and one LPG carrier. The Partnership's Suezmax tanker segment consists of Suezmax-class crude oil tankers operating on long-term, fixed-rate time-charter contracts to international energy companies. As at September 30, 2007, the Partnership's crude oil tanker fleet consisted of eight Suezmax tankers. Segment results are evaluated based on income from vessel operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Partnership's audited consolidated financial statements for the year ended December 31, 2006.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS – (Cont'd)
(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

The following table presents results for these segments for the three and nine months ended September 30, 2007 and 2006:

| | Three Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $
Voyage revenues	43,239	20,477	63,716	25,225	21,471	46,696
Voyage expenses	73	244	317	394	269	663
Vessel operating expenses	7,977	5,958	13,935	4,297	5,235	9,532
Depreciation and amortization	11,490	5,011	16,501	7,959	5,013	12,972
General and administrative [1]	1,663	1,868	3,531	1,215	1,649	2,864
Income from vessel operations	22,036	7,396	29,432	11,360	9,305	20,665

| | Nine Months Ended September 30, | | | | | |
| | 2007 | | | 2006 | | |
	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $
Voyage revenues	124,807	62,520	187,327	71,444	61,927	133,371
Voyage expenses	86	771	857	794	796	1,590
Vessel operating expenses	24,238	17,448	41,686	13,014	15,246	28,260
Depreciation and amortization	33,855	15,020	48,875	23,393	14,981	38,374
General and administrative [1]	5,322	5,486	10,808	3,902	5,055	8,957
Income from vessel operations	61,306	23,795	85,101	30,341	25,849	56,190

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the consolidated balance sheets is as follows:

	September 30, 2007 $	December 31, 2006 $
Liquefied gas segment	2,752,365	2,056,247
Suezmax tanker segment	415,662	430,358
Unallocated:		
Cash and cash equivalents	40,893	28,871
Accounts receivable, prepaid expenses and other assets	22,551	15,937
Consolidated total assets	3,231,471	2,531,413

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

5. Capital Leases and Restricted Cash

Capital Leases

Teekay Nakilat LNG Carriers. As at September 30, 2007, the Partnership owned an indirect 70% interest in Teekay Nakilat Corporation (or *Teekay Nakilat*), which is the lessee under 30-year capital lease arrangements relating to three LNG carriers (or the *RasGas II LNG Carriers*) that operate under time-charter contracts with Ras Laffan Liquefied Natural Gas Co. Limited (II) (or *RasGas II*), a joint venture between Qatar Petroleum and ExxonMobil RasGas Inc., a subsidiary of ExxonMobil Corporation. All amounts below relating to the RasGas II LNG Carriers capital leases include the Partnership's joint venture partner's 30% share.

Under the terms of the RasGas II capital lease arrangements, the lessor claims tax depreciation on the capital expenditures it incurred to acquire these vessels. As is typical in these leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the rentals payable under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. However, Teekay Nakilat may terminate the lease arrangements on a voluntary basis at any time. If the lease arrangements terminate, Teekay Nakilat will be required to pay termination sums to the lessor sufficient to repay the lessor's investment in the vessels and to compensate it for the tax effect of the terminations, including recapture of any tax depreciation.

At their inception, the weighted-average interest rate implicit in these leases was 5.2%. These capital leases are variable-rate capital leases. Teekay Nakilat's interest rate risk associated with these leases has been hedged with interest rate swap agreements (see Note 12). As at September 30, 2007, the commitments under these capital leases approximated $1,103.1 million, including imputed interest of $634.4 million, repayable as follows:

Year	Commitment
2007	$6.0 million
2008	$24.0 million
2009	$24.0 million
2010	$24.0 million
2011	$24.0 million
Thereafter	$1,001.1 million

Spanish-Flagged LNG Carrier.As at September 30, 2007, the Partnership was a party to a capital lease on one LNG carrier (the *Madrid Spirit*) which is structured as a "Spanish tax lease". The Partnership was a party to a similar Spanish tax lease for another LNG carrier (the *Catalunya Spirit*) until it purchased the vessel pursuant to the capital lease in December 2006. Under the terms of the Spanish tax lease for the *Madrid Spirit*, which includes the Partnership's contractual right to full operation of the vessel pursuant to a bareboat charter, the Partnership will purchase the vessel at the end of the lease term in 2011. The purchase obligation has been fully funded with restricted cash deposits described below. At its inception, the interest rate implicit in the Spanish tax lease was 5.8%. As at September 30, 2007, the commitments under this capital lease, including the purchase obligation, approximated 165.0 million Euros ($235.5 million), including imputed interest of 23.9 million Euros ($34.1 million), repayable as follows:

Year	Commitment
2007	23.3 million Euros ($33.2 million)
2008	24.4 million Euros ($34.8 million)
2009	25.6 million Euros ($36.6 million)
2010	26.9 million Euros ($38.4 million)
2011	64.8 million Euros ($92.5 million)

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

*Suezmax Tankers.*As at September 30, 2007, the Partnership was a party to capital leases on five Suezmax tankers. Under the terms of the lease arrangements, which include the Partnership's contractual right to full operation of the vessels pursuant to bareboat charters, the Partnership is required to purchase these vessels after the end of their respective lease terms for a fixed price. At their inception, the weighted-average interest rate implicit in these leases was 7.4%. These capital leases are variable-rate capital leases; however, any change in the lease payments resulting from changes in interest rates is offset by a corresponding change in the charter hire payments received by the Partnership. As at September 30, 2007, the remaining commitments under these capital leases, including the purchase obligations, approximated $243.0 million, including imputed interest of $27.4 million, repayable as follows:

Year	Commitment
2007	$ 6.2 million
2008	135.9 million
2009	8.5 million
2010	8.4 million
2011	84.0 million

Restricted Cash

Under the terms of the capital leases for the four LNG carriers described above, the Partnership is required to have on deposit with financial institutions an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the leases, including the obligation to purchase the Spanish-flagged LNG carrier at the end of the lease period. These cash deposits are restricted to being used for capital lease payments and have been fully funded primarily with term loans (see Note 8). The interest rates earned on the deposits approximate the interest rates implicit in the leases.

As at September 30, 2007 and December 31, 2006, the amount of restricted cash on deposit for the three RasGas II LNG Carriers was $493.7 million and $481.9 million, respectively. As at September 30, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposits was 5.4%.

As at September 30, 2007 and December 31, 2006, the amount of restricted cash on deposit for the Spanish-flagged LNG carrier was 144.3 million Euros ($205.9 million) and 139.0 million Euros ($183.5 million), respectively. As at September 30, 2007 and December 31, 2006, the weighted-average interest rate earned on the deposit was 5.0%.

The Partnership also maintains restricted cash deposits relating to certain term loans, which totaled $7.0 million and $5.3 million as at September 30, 2007 and December 31, 2006, respectively.

6. Intangible Assets and Goodwill

As at September 30, 2007 and December 31, 2006, intangible assets consisted of time-charter contracts with a weighted-average amortization period of 19.2 years.

The carrying amount of intangible assets as at September 30, 2007 and December 31, 2006 is as follows:

	September 30, 2007 $	December 31, 2006 $
Gross carrying amount	182,552	182,552
Accumulated amortization	(29,335)	(22,488)
Net carrying amount	153,217	160,064

Amortization expense of intangible assets for the three and nine months ended September 30, 2007 and 2006 were $2.3 million ($2.3 million – 2006) and $6.9 million ($6.9 million – 2006), respectively. Amortization of intangible assets for the next five years subsequent to September 30, 2007 is expected to be $2.3 million (fourth quarter of 2007), $9.1 million (2008), $9.1 million (2009), $9.1 million (2010) and $9.1 million (2011).

The carrying amount of goodwill as at September 30, 2007 and December 31, 2006 for the Partnership's reporting segments is as follows:

	Liquefied Gas Segment $	Suezmax Tanker Segment $	Total $
Balance as at September 30, 2007 and December 31, 2006	35,631	3,648	39,279

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

7. Advances from Affiliates

	September 30, 2007 $	December 31, 2006 $
Advances from Teekay Corporation (non-interest bearing and unsecured)	8,966	62,680
Other (non-interest bearing and unsecured)	31,575	38,939
Total	40,541	101,619

On October 31, 2006, Teekay Corporation sold its interest in Teekay Nakilat to the Partnership in exchange for a $102.0 million non-interest bearing and unsecured promissory note (see Note 11d). The Partnership paid $26.9 million of the note during 2006 and $66.1 million during the nine months ended September 30, 2007.

8. Long-Term Debt

	September 30, 2007 $	December 31, 2006 $
U.S. Dollar-denominated Revolving Credit Facilities due through 2018	-	43,000
U.S. Dollar-denominated Term Loan due through 2019(1)	452,663	360,661
U.S. Dollar-denominated Term Loan due through 2020 (variable interest entities)(1)	343,496	60,458
U.S. Dollar-denominated Unsecured Loan (variable interest entities)(1)	44,778	-
U.S. Dollar-denominated Unsecured Demand Loan	15,809	35,144
Euro-denominated Term Loans due through 2023	436,819	411,319
	1,293,565	910,582
Less current portion	38,705	30,435
Total	1,254,860	880,147

(1) As at September 30, 2007, long-term debt related to newbuilding vessels to be delivered was $388.3 million (December 31, 2006 - $266.3 million).

As at September 30, 2007, the Partnership had two long-term revolving credit facilities (or the *Revolvers*) available, which, as at such date, provided for borrowings of up to $445.4 million, all of which was undrawn. Interest payments are based on LIBOR plus a margin. The amount available under the Revolvers reduces by $4.4 million (fourth quarter of 2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.6 million (thereafter). Both Revolvers may be used by the Partnership to fund general partnership purposes and to fund cash distributions. The Partnership is required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The Revolvers are collateralized by first-priority mortgages granted on five of the Partnership's vessels, together with other related collateral, and include a guarantee from the Partnership or its subsidiaries of all outstanding amounts.

The Partnership has a U.S. Dollar-denominated term loan outstanding used to finance certain LNG newbuildings. As at September 30, 2007, this term loan totaled $452.7 million, of which $284.5 million bears interest at a fixed rate of 5.39% and requires quarterly payments commencing three months after delivery of the applicable LNG newbuilding. The remaining $168.2 million bears interest based on LIBOR plus a margin and will require bullet repayments of approximately $56 million per vessel due at maturity in 2018 and 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from the Partnership.

Teekay Nakilat (III) Holdings Corporation (or *Teekay Nakilat (III)*) owns a 40% interest in Teekay Nakilat (III) Corporation (or the *RasGas 3 Joint Venture*). The RasGas 3 Joint Venture owns four LNG newbuilding carriers, scheduled for delivery during 2008, and the related 25-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation's 100% interest in Teekay Nakilat (III), which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 13). Teekay Nakilat (III) has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2007, totaled $240.4 million. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation's 100% ownership interest in Teekay Nakilat (III), the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

Teekay Tangguh Holdings Corporation (or *Teekay Tangguh*) owns a 70% interest in Teekay BLT Corporation (or the *Teekay Tangguh Joint Venture*). The Teekay Tangguh Joint Venture owns two LNG newbuilding carriers, scheduled for delivery during late 2008 and early 2009, and the related 20-year fixed-rate, time-charter contracts. On November 1, 2006, the Partnership agreed to purchase Teekay Corporation's 100% interest in Teekay Tangguh, which caused the Partnership to become the primary beneficiary of this variable interest entity (see Note 13). Teekay Tangguh has a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2007, totaled $103.1 million. Interest payments on the term loan are based on LIBOR plus a margin. The term loan requires quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral, including an undertaking from Teekay Corporation. Upon transfer to the Partnership of Teekay Corporation's 100% ownership interest in Teekay Tangguh, the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to the Partnership.

The Partnership has a U.S. Dollar-denominated loan outstanding owing to a joint venture partner of Teekay Tangguh Joint Venture, which, as at September 30, 2007, totaled $44.8 million, including accrued interest. Interest payments on this loan are based on a fixed interest rate of 6.50%.

The Partnership has a U.S. Dollar-denominated demand loan outstanding owing to Teekay Nakilat's joint venture partner, which, as at September 30, 2007, totaled $15.8 million, including accrued interest. Interest payments on this loan, which are based on a fixed interest rate of 4.84%, will commence February 2008. The loan is repayable on demand no earlier than February 27, 2027.

The Partnership has two Euro-denominated term loans outstanding, which, as at September 30, 2007 totaled 306.2 million Euros ($436.8 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases for the LNG carriers, the *Madrid Spirit* and the *Catalunya Spirit* (see Note 5). Interest payments are based on EURIBOR plus a margin. The term loans have varying maturities through 2023 and monthly payments that reduce over time. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of the Partnership's subsidiaries.

The weighted-average effective interest rate for the Partnership's long-term debt outstanding at September 30, 2007 and December 31, 2006 was 5.7% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that the Partnership has used to hedge certain of its floating-rate debt (see Note 12). At September 30, 2007, the margins on the Partnership's long-term debt ranged from 0.5% to 0.9%.

All Euro-denominated term loans are revalued at the end of each period using the then-prevailing Euro/U.S. Dollar exchange rate. Due primarily to this revaluation, the Partnership recognized foreign exchange losses of $21.6 million and $32.0 million for the three and nine months ended September 30, 2007, respectively, compared to foreign exchange gains of $3.8 million and foreign exchange losses of $24.4 million, respectively, for the same periods last year.

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and require one of the Partnership's subsidiaries to maintain restricted cash deposits. The Partnership's ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if the Partnership is in default under the term loans or the Revolvers.

9. Other (Loss) Income – Net

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Minority interest (expense) recovery	(254)	389	1,262	1,006
Income tax recovery (expense)	91	180	(571)	558
Miscellaneous	(61)	-	(190)	-
Other (loss) income – net	(224)	569	501	1,564

10. Comprehensive (Loss) Income

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007 $	2006 $	2007 $	2006 $
Net (loss) income	(12,779)	12,585	(8,916)	(2,173)
Other comprehensive (loss) income:				
Unrealized (loss) gain on derivative instruments	(21,855)	(20,455)	6,416	10,025
Reclassification adjustment for loss on derivative instruments included in net (loss) income	851	2,099	4,567	6,542
Comprehensive (loss) income	(33,783)	(5,771)	2,067	14,394

As at September 30, 2007 and December 31, 2006, the Partnership's accumulated other comprehensive loss of $38.5 million and $49.5 million, respectively, consisted of net unrealized losses on derivative instruments.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

11. Related Party Transactions

a) The Partnership and certain of its operating subsidiaries have entered into services agreements with certain subsidiaries of Teekay Corporation pursuant to which the Teekay Corporation subsidiaries provide the Partnership with administrative, advisory, technical and strategic consulting services. During the three and nine months ended September 30, 2007 the Partnership incurred $1.3 million and $4.3 million, respectively, of these costs, compared to $0.8 million and $2.5 million, respectively, for the same periods last year.

b) The Partnership reimburses the General Partner for all expenses incurred by the General Partner that are necessary or appropriate for the conduct of the Partnership's business. During each of the three and nine months ended September 30, 2007 and September 30, 2006, the Partnership incurred $0.1 million and $0.3 million, respectively, of these costs.

c) The Partnership is a party to an agreement with Teekay Corporation pursuant to which Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers after the first anniversary of the vessel's delivery. During the three and nine months ended September 30, 2007, the Partnership incurred $0.4 million and $1.1 million, respectively, in fees for the cost of this insurance, compared to $0.2 million and $0.7 million, respectively, for the same periods last year.

d) On October 31, 2006, the Partnership acquired Teekay Corporation's 100% ownership interest in Teekay Nakilat Holdings Corporation (or *Teekay Nakilat Holdings*). Teekay Nakilat Holdings owns 70% of Teekay Nakilat, which in turn has a 100% interest as the lessee under capital leases relating to the three RasGas II LNG Carriers. The final purchase price for the 70% interest in Teekay Nakilat was $102.0 million. The Partnership paid $26.9 million of this amount during 2006 and $66.1 million during the nine months ended September 30, 2007. Subsequent to September 30, 2007, the Partnership paid the remaining $9.0 million (see Note 7). This transaction was concluded between two entities under common control and, thus, the assets acquired were recorded at historical book value. The excess of the purchase price over the book value of the assets was accounted for as an equity distribution to Teekay Corporation. The purchase occurred upon the delivery of the first LNG carrier. The remaining two LNG carriers were delivered during the first quarter of 2007.

e) In July 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter two LNG carriers to the Tangguh LNG project in Indonesia. The two LNG carriers will be chartered for a period of 20 years to The Tangguh Production Sharing Contractors, a consortium led by BP Berau Ltd., a subsidiary of BP plc. Teekay Corporation entered into this project with a joint venture partner (BLT LNG Tangguh Corporation, a subsidiary of PT Berlian Tanker Tbk), which owns a 30% interest. All amounts below include the joint venture partner's 30% share. In connection with this award, Teekay Corporation has exercised shipbuilding options with Hyundai Heavy Industries Co. Ltd. to construct two 155,000 cubic meter LNG carriers at a total delivered cost of approximately $376.9 million, excluding capitalized interest. As at September 30, 2007, payments made towards these commitments by the joint venture company totaled $229.6 million, excluding $14.9 million of capitalized interest and other miscellaneous construction costs. Long-term financing arrangements existed for all of the remaining $147.3 million unpaid cost of these LNG carriers. As at September 30, 2007, the scheduled timing for these remaining payments were $111.2 million in 2008 and $36.1 million in 2009. The charters will commence upon vessel deliveries, which are scheduled for late 2008 and early 2009. Pursuant to existing agreements, Teekay Corporation was required to offer its 70% ownership interest in these two vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 70% ownership interest upon delivery of the first LNG carrier (see Note 13a). The purchase price, which depends upon the total construction costs of the vessels, is estimated to be approximately $61.0 million.

f) In August 2005, Teekay Corporation announced that it had been awarded long-term, fixed-rate contracts to charter four LNG carriers to Ras Laffan Liquefied Natural Gas Co. Limited (3) (or *RasGas 3*), a joint venture company between a subsidiary of ExxonMobil Corporation and Qatar Petroleum. The vessels will be chartered to RasGas 3 at fixed rates, with inflation adjustments, for a period of 25 years (with options exercisable by the customer to extend up to an additional 10 years), scheduled to commence in the first half of 2008. Teekay Corporation entered into the project with a joint venture partner (Qatar Gas Transport Company Ltd. (Nakilat)), which owns a 60% interest. In connection with this award, Teekay Corporation has entered into agreements with Samsung Heavy Industries Co. Ltd. to construct four 217,000 cubic meter LNG carriers at a total cost of approximately $1.0 billion (of which Teekay Corporation's 40% portion is $400.7 million), excluding capitalized interest. As at September 30, 2007, payments made towards these commitments by the joint venture company totaled $801.3 million, excluding capitalized interest and other miscellaneous construction costs (of which the Company's 40% contribution was $320.5 million), and long-term financing arrangements exist for all the remaining $200.3 million unpaid cost of these LNG carriers, to be made in 2008. Pursuant to existing agreements, Teekay Corporation was required to offer its 40% ownership interest in these four vessels and related charter contracts to the Partnership. On November 1, 2006, the Partnership agreed to acquire this 40% ownership interest upon delivery of the first LNG carrier (see Note 13a). The purchase price, which depends upon the total construction costs of the vessels, is estimated to be $82.0 million.

g) In January 2007, the Partnership acquired a 2000-built LPG carrier, the *Dania Spirit*, from Teekay Corporation and the related long-term, fixed-rate time charter for a purchase price of approximately $18.5 million. This transaction was concluded between two entities under common control and, thus, the vessel acquired was recorded at its historical book value. The excess of the book value over the purchase price of the vessel was accounted for as an equity contribution by Teekay Corporation. The purchase was financed with one of the Partnership's revolving credit facilities. This vessel is chartered to the Norwegian state-owned oil company, Statoil ASA, and has a remaining contract term of eight years.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

h) In March 2007, one of our LNG carriers, the *Madrid Spirit*, sustained damage to its engine boilers. The vessel was off-hire for approximately 86 days during the nine months ended September 30, 2007. Since Teekay Corporation provides the Partnership with off-hire insurance for its LNG carriers, the Partnership's exposure was limited to fourteen days of off-hire, of which seven days was recoverable from a third-party insurer. In July 2007, Teekay Corporation paid approximately $6.0 million to the Partnership for loss-of-hire for the nine months ended September 30, 2007.

12. Derivative Instruments and Hedging Activities

The Partnership uses derivative instruments only for hedging purposes.

The Partnership's Suezmax tanker, the *Toledo Spirit*, operates pursuant to a time-charter contract that increases or decreases the fixed hire rate established in the charter depending on the spot charter rates that the Partnership would have earned had it traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter 13 years after the July 2005 delivery date. The Partnership has entered into an agreement with Teekay Corporation under which Teekay Corporation pays the Partnership any amounts payable to the charter party as a result of spot rates being below the fixed rate, and the Partnership pays Teekay Corporation any amounts payable to the Partnership as a result of spot rates being in excess of the fixed rate. At September 30, 2007, the fair value of this derivative liability was $10.5 million and has been reflected in accumulated other comprehensive loss. During the three and nine months ended September 30, 2007, the Partnership incurred $0.1 million and $2.0 million respectively, compared to $1.7 million and $3.8 million, respectively for the same periods last year, of amounts owing to Teekay Corporation as a result of this agreement.

As at September 30, 2007, the Partnership was committed to the following interest rate swap agreements related to its EURIBOR and LIBOR-based debt, whereby certain of the Partnership's floating-rate debt has been swapped with fixed-rate obligations:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (%)[1]
LIBOR-Based Debt:					
U.S. Dollar-denominated interest rate swaps[2]	LIBOR	516,979	22,599	29.3	4.9
U.S. Dollar-denominated interest rate swaps[3]	LIBOR	231,855	(19,895)	11.5	6.2
U.S. Dollar-denominated interest rate swaps[4]	LIBOR	405,000	(2,121)	13.6	5.2
LIBOR-Based Restricted Cash Deposit:					
U.S. Dollar-denominated interest rate swaps[2]	LIBOR	482,919	(30,491)	29.3	4.8
EURIBOR-Based Debt:					
Euro-denominated interest rate swaps[5]	EURIBOR	436,819	31,698	16.7	3.8

(1) Excludes the margins the Partnership pays on its floating-rate debt, which, at September 30, 2007, ranged from 0.5% to 0.9% (see Note 8).

(2) Principal amount reduces quarterly.

(3) Included in the principal amount and fair value of the interest rate swaps is $63.7 million and ($4.3) million, respectively, related to the portion of the derivative instrument that the Partnership has not designated as a cash flow hedge.

(4) Interest rate swaps are held in Teekay Tangguh and Teekay Nakilat (III), variable interest entities in which the Partnership is the primary beneficiary (see Note 13a). Commencement dates of the interest rate swaps are 2006 ($160.0 million), 2007 ($70.0 million) and 2009 ($175.0 million).

(5) Principal amount reduces monthly to 70.1 million Euros ($100.0 million) by the maturity dates of the swap agreements.

Changes in the fair value of the designated interest rate swaps (cash flow hedges) are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap's change in fair value is immediately recognized into income and is presented as interest expense. During the three and nine months ended September 30, 2007, the ineffective portion of the Partnership's interest rate swaps was a $0.4 million loss and a $0.5 million loss, respectively. During the three and nine months ended September 30, 2006, the ineffective portion of the Partnership's interest rate swaps was nominal.

The Partnership is exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements; however, counterparties to these agreements are major financial institutions and the Partnership considers the risk of loss due to non-performance to be minimal. The Partnership requires no collateral from these institutions.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

13. Commitments and Contingencies

(a) On November 1, 2006, the Partnership entered into an agreement with Teekay Corporation to purchase (i) its 100% interest in Teekay Tangguh, which owns a 70% interest in the Teekay Tangguh Joint Venture and (ii) its 100% interest in Teekay Nakilat (III), which owns a 40% interest in the RasGas 3 Joint Venture (see Notes 11e and 11f). The Teekay Tangguh Joint Venture owns two LNG newbuildings and the related 20-year time charters. The RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008 and early 2009. The Partnership's purchase price for these projects, which depends upon the total construction costs of the vessels, is estimated to be $61.0 million for the 70% interest in the Teekay Tangguh Joint Venture and $82.0 million for the 40% interest in the RasGas 3 Joint Venture.

In December 2003, the FASB issued FASB Interpretation No. 46(R), *Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51* (or *FIN 46(R)*). In general, a variable interest entity (or *VIE*) is a corporation, partnership, limited-liability company, trust or any other legal structure used to conduct activities or hold assets that either (1) has an insufficient amount of equity to carry out its principal activities without additional subordinated financial support, (2) has a group of equity owners that are unable to make significant decisions about its activities, or (3) has a group of equity owners that do not have the obligation to absorb losses or the right to receive returns generated by its operations. If a party with an ownership, contractual or other financial interest in the VIE (a *variable interest holder*) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both, then FIN 46(R) requires that this party consolidate the VIE. Prior to its purchase of a controlling interest in Teekay Nakilat in October 2006, the Partnership already included Teekay Nakilat in its consolidated financial statements, as Teekay Nakilat was a VIE and the Partnership was its primary beneficiary. In addition, the Partnership has consolidated Teekay Tangguh and Teekay Nakilat (III) in its consolidated financial statements effective November 1, 2006, as both entities are VIE’s and the Partnership became their primary beneficiary on November 1, 2006, upon its agreement to acquire all of Teekay Corporation’s interests in these entities. The assets and liabilities of Teekay Tangguh and Teekay Nakilat (III) are reflected in the Partnership’s financial statements at historical cost as the Partnership and these two VIE’s are under common control.

The following table summarizes the combined balance sheets of Teekay Tangguh and Teekay Nakilat (III) as at September 30, 2007 and December 31, 2006:

	September 30, 2007 $	December 31, 2006 $
ASSETS		
Prepaid expenses and other current assets	1,264	3
Advances on newbuilding contracts	235,606	84,184
Investment in and advances to joint ventures	328,951	141,427
Other assets	6,159	6,035
Total assets	571,980	231,649
LIABILITIES AND SHAREHOLDERS’ EQUITY		
Accrued liabilities	4,123	562
Advances from affiliates	16,196	7,366
Long-term debt relating to newbuilding vessels to be delivered	388,271	60,458
Other long-term liabilities	2,865	2,100
Total liabilities	411,455	70,486
Minority interest	24,480	24,559
Total shareholders’ equity	136,045	136,604
Total liabilities and shareholders’ equity	571,980	231,649

The Partnership’s maximum exposure to loss at September 30, 2007, as a result of its commitment to purchase Teekay Corporation’s interests in Teekay Tangguh and Teekay Nakilat (III), is limited to the respective purchase prices of such interests, which are expected to be $61 million and $82 million.

(b) In December 2006, the Partnership announced that it has agreed to acquire three LPG carriers from I.M. Skaugen ASA (or *Skaugen*), which engages in the marine transportation of petrochemical gases and LPG and the lightering of crude oil, for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. The Partnership will acquire the vessels upon their delivery and will finance their acquisition through existing or incremental debt, surplus cash balances, issuance of additional common units or combinations thereof. Upon delivery, the vessels will be chartered to Skaugen, at fixed rates for a period of 15 years.

(all tabular amounts stated in thousands of U.S. dollars, except unit and per unit data)

14. Supplemental Cash Flow Information

a) Cash interest paid on long-term debt and capital lease obligations during the nine months ended September 30, 2007 and 2006 totaled $70.7 million and $43.4 million, respectively.

b) No taxes were paid during the nine months ended September 30, 2007 and 2006.

c) During January and February 2007, the Partnership took delivery of two leased LNG carriers which are being accounted for as capital leases. On delivery, the present value of the minimum lease payments for these two vessels was $310.5 million. These transactions were treated as non-cash transactions in the Partnership's consolidated statement of cash flows.

15. Net Income Per Unit

Net income per unit is determined by dividing net income, after deducting the amount of net income allocated to the General Partner's interest, by the weighted-average number of units outstanding during the period.

As required by Emerging Issues Task Force Issue No. 03-6, *Participating Securities and Two-Class Method under FASB Statement No. 128, Earnings Per Share,* the General Partner's, common unitholders' and subordinated unitholders' interests in net income are calculated as if all net income for periods subsequent to May 10, 2005 (the date of the Partnership's initial public offering) were distributed according to the terms of the Partnership's Partnership Agreement, regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter after establishment of cash reserves. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, and foreign currency translation gains (losses).

Under the Partnership Agreement, the holder of the incentive distribution rights in the Partnership, which is currently the General Partner, has the right to receive an increasing percentage of cash distributions after the minimum quarterly distribution. Assuming there are no cumulative arrearages on common unit distributions, the target distribution levels entitle the General Partner to receive 2% of quarterly cash distributions up to $0.4625 per unit, 15% of quarterly cash distributions between $0.4625 and $0.5375 per unit, 25% of quarterly cash distributions between $0.5375 and $0.65 per unit, and 50% of quarterly cash distributions in excess of $0.65 per unit. During the quarters ended September 30, 2007 and September 30, 2006, net loss and net income, respectively, did not exceed $0.4625 per unit. Consequently, for purposes of the net income per unit calculation, the General Partner did not have the right to receive an increasing percentage of assumed distributions after a $0.4625 per unit quarterly distribution.

Under the Partnership Agreement, during the subordination period the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distribution of $0.4125 per quarter, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. During the quarter ended September 30, 2007, the Partnership incurred a net loss and, consequently, the assumed distributions of net loss resulted in equal distributions of net loss between the subordinated unit holders and common unit holders. During the quarter ended September 30, 2006, net income did not exceed the minimum quarterly distribution of $0.4125 per unit and, consequently, the assumed distributions of net income resulted in unequal distributions of net income between the subordinated unit holders and common unit holders.

16. Other Information

In July 2007, Teekay Corporation announced that a consortium in which it has a 33% ownership interest has signed a letter of intent to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, with inflation adjustments, commencing in 2011. Mitsui & Co., Ltd. and NYK Bulkship (Europe) have 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is contractually required to offer to the Partnership its 33% ownership interest in these vessels and related charter contracts.

ITEM 2 –   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

OVERVIEW

Teekay LNG Partners L.P. is an international provider of liquefied natural gas (or LNG), liquefied petroleum gas (or LPG) and crude oil marine transportation services. Our growth strategy focuses on expanding our fleet of LNG and LPG carriers under long-term, fixed-rate time charters. We intend to continue our practice of acquiring LNG and LPG carriers as needed for approved projects only after the long-term charters for the projects have been awarded to us, rather than ordering vessels on a speculative basis. We seek to capitalize on opportunities emerging from the global expansion of the LNG and LPG sectors by selectively targeting long-term, fixed-rate time charters. We may enter into joint ventures and partnerships with companies that may provide increased access to these opportunities or may engage in vessel or business acquisitions. We plan to leverage the expertise, relationships and reputation of Teekay Corporation and its affiliates to pursue these growth opportunities in the LNG and LPG sectors and may consider other opportunities to which our competitive strengths are well suited.

SIGNIFICANT DEVELOPMENTS IN 2007

Follow-On Offering

During May 2007, we sold, as part of a follow-on public offering, 2.3 million of our common units, which represent limited partner interests, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. Our General Partner contributed $1.8 million to us to maintain its 2% general partner interest. We used the net proceeds from our sale of common units to repay outstanding debt on one of our revolving credit facilities.

Angola LNG Project

In July 2007, Teekay Corporation announced that a consortium in which it has a 33% ownership interest has signed a letter of intent to charter four newbuilding 160,400-cubic meter LNG carriers for a period of 20 years to the Angola LNG Project, which is being developed by subsidiaries of Chevron Corporation, Sociedade Nacional de Combustiveis de Angola EP, BP Plc, Total S.A., and Eni SpA. Final award of the charter contract was made in December 2007. The vessels will be chartered at fixed rates, subject to inflation adjustments, commencing in 2011. The remaining members of the consortium are Mitsui & Co., Ltd. and NYK Bulkship (Europe), which hold 34% and 33% ownership interests in the consortium, respectively. In accordance with an existing agreement, Teekay Corporation is contractually required to offer to us its 33% ownership interest in these vessels and related charter contracts.

RESULTS OF OPERATIONS

We use a variety of financial and operational terms and concepts when analyzing our results of operations. Descriptions of key terms and concepts are included in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006.

Items You Should Consider When Evaluating Our Results of Operations

Some factors that have affected our historical financial performance or will affect our future performance are listed below:

· *Our financial results reflect the consolidation of Teekay Tangguh and Teekay Nakilat (III).* On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase (a) its 100% interest in Teekay Tangguh Holdings Corporation (or *Teekay Tangguh*), which owns a 70% interest in Teekay BLT Corporation (or *Teekay Tangguh Joint Venture*), and (b) its 100% interest in Teekay Nakilat (III) Holdings Corporation (or *Teekay Nakilat (III)*), which owns a 40% interest in Teekay Nakilat (III) Corporation (or *RasGas 3 Joint Venture*). Teekay Tangguh Joint Venture owns two LNG newbuildings and related 20-year time charters. RasGas 3 Joint Venture owns four LNG newbuildings and the related 25-year time charters. The purchases will occur upon the delivery of the first newbuildings for the respective projects, which are scheduled for 2008 and early 2009, respectively; however we have been required to consolidate Teekay Tangguh and Teekay Nakilat (III) in our consolidated financial statements since November 1, 2006, as both entities are variable interest entities and we are their primary beneficiary. Please read Item 1 - Financial Statements: Notes 11(e) and 11(f) – Related Party Transactions and Note 13(a) - Commitments and Contingencies.

· *The size of our LNG carrier and LPG carrier fleets has changed*. Our historical results of operations reflect changes in the size and composition of our fleet due to certain vessel deliveries. In particular, we increased the size of our LNG carrier fleet from four LNG carriers during the first nine months of 2006 to seven LNG carriers by February 2007. We also purchased our first LPG carrier from Teekay Corporation in January 2007. Please read "– Liquefied Gas Segment" below for further details about these vessel deliveries.

· **One of our Suezmax tankers earns revenues based partly on spot market rates.** The time charter for one Suezmax tanker, the *Teide Spirit*, contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed a certain threshold amount. Accordingly, even though declining spot market rates will not result in our receiving less than the fixed hire rate, our results may continue to be influenced, in part, by the variable component of the *Teide Spirit* charter. Spot market rates declined in the third quarter of 2007 and as a result, the spot market rates did not exceed the threshold amount during the three months ended September 30, 2007. During the nine months ended September 30, 2007, we earned $1.9 million, and for the three and nine months ended September 30, 2006, we earned $1.3 million and $2.8 million, respectively, in additional revenue from this variable component.

We manage our business and analyze and report our results of operations on the basis of two business segments: a liquefied gas segment and a Suezmax tanker segment.

Liquefied Gas Segment

Our fleet includes seven LNG carriers and one LPG carrier. All of our LNG and LPG carriers operate under long-term, fixed-rate time charters. In addition, we expect our liquefied gas segment to increase due to the following:

· As discussed above, we have agreed to acquire from Teekay Corporation all of its interests in Teekay Tangguh and Teekay Nakilat (III), which hold interests of 70% and 40%, respectively, in long-term, fixed-rate time charter contracts to transport six LNG carriers in connection with these awards. Partners in each of these LNG projects will participate in 30% and 60%, respectively, of the ownership of the related time charters and related vessels. Please read Item 1 – Financial Statements: Note 13(a) – Commitments and Contingencies.

· In December 2006, we announced that we have agreed to acquire three LPG carriers from I.M. Skaugen ASA (or *Skaugen*), for approximately $29.3 million per vessel. The vessels are currently under construction and are expected to deliver between early 2008 and mid-2009. Please read Item 1 – Financial Statements: Note 13(b) – Commitments and Contingencies.

· As discussed above, in accordance with an existing agreement, Teekay Corporation is contractually required to offer to us its 33% ownership interest in the consortium relating to the Angola LNG Project. Please read Item 1 – Financial Statements: Note 16 – Other Information.

The following table compares our liquefied gas segment's operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for three and nine months ended September 30, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our liquefied gas segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship- days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	**2006**	**% Change**	**2007**	**2006**	**% Change**
Voyage revenues	43,239	25,225	71.4	124,807	71,444	74.7
Voyage expenses	73	394	(81.5)	86	794	(89.2)
Net voyage revenues	43,166	24,831	73.8	124,721	70,650	76.5
Vessel operating expenses	7,977	4,297	85.6	24,238	13,014	86.2
Depreciation and amortization	11,490	7,959	44.4	33,855	23,393	44.7
General and administrative [(1)]	1,663	1,215	36.9	5,322	3,902	36.4
Income from vessel operations	22,036	11,360	94.0	61,306	30,341	102.1
Operating Data:						
Revenue Days (A)	705	366	92.6	2,054	1,057	94.3
Calendar-Ship-Days (B)	736	368	100.0	2,126	1,092	94.7
Utilization (A)/(B)	95.8%	99.5%		96.6%	96.8%	

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

We operated four LNG carriers during the three and nine months ended September 30, 2006. We subsequently took delivery the following three LNG carriers: the *Al Marrouna* in October 2006; the *Al Areesh* in January 2007; and the *Al Daayen* in February 2007 (collectively, the *RasGas II LNG Carriers*). We also took delivery of one LPG carrier, the *Dania Spirit*, in January 2007. As a result, our total calendar-ship-days increased by 100% and 95% to 736 days and 2,126 days, respectively, for the three and nine months ended September 30, 2007, from 368 days and 1,092 days, respectively, for the three and nine months ended September 30, 2006.

On March 29, 2007, the *Madrid Spirit* sustained damage to its engine boilers when a condenser tube failed resulting in seawater contamination of the boilers. The cost of the repairs is estimated to be approximately $9.7 million and will be recoverable by the hull and machinery insurance policy on the vessel, net of a $0.5 million deductible, and approximately $0.3 million in unrecoverable costs.

The *Madrid Spirit* was off-hire for a total of approximately 86 days during the nine months ended September 30, 2007, of which all but 7 days (approximately 3 days in the first quarter and four days in the second quarter) were covered by loss-of-hire insurance provided by Teekay Corporation to recover lost time-charter revenue. Coverage under the loss-of-hire insurance policy commences after a 7-day deductible, net of the vessel's strike and delay insurance which covers 7 days of loss-of-hire. In July 2007, Teekay Corporation reimbursed us approximately $6.0 million in loss-of-hire losses. The *Madrid Spirit* resumed normal operations in early July 2007.

We have reviewed the operating history of our other LNG carriers and we believe that the conditions that caused the damage to the condenser tube on the *Madrid Spirit* are not present on the other vessels.

Net Voyage Revenues. Net voyage revenues increased for the three and nine months ended September 30, 2007, from the same periods last year, primarily as a result of:

- increases of $18.5 million and $48.8 million, respectively, during the three and nine months ended September 30, 2007 from the delivery of the RasGas II LNG Carriers and the *Dania Spirit*;

- increases of $1.7 million and $5.3 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated revenues from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year; and

- increases of $0.2 million and $2.4 million for the three and nine months ended September 30, 2007, due to the *Catalunya Spirit* being off-hire for 35.5 days during 2006 undergoing repairs on its cargo tanks and replaced its propeller after a scheduled drydocking;

partially offset by:

- a decrease of $2.0 million for the three and nine months ended September 30, 2007, relating to 30.8 days of off-hire for a scheduled drydocking for one of our LNG carriers during July 2007; and

- a decrease of $0.5 million for the nine months ended September 30, 2007, due to the *Madrid Spirit* being off-hire, as discussed above.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, from the same periods last year, primarily as a result of:

- increases of $2.8 million and $9.7 million, respectively, during the three and nine months ended September 30, 2007 from the delivery of the RasGas II LNG Carriers and the *Dania Spirit*;

- an increase of $0.8 million for the nine months ended September 30, 2007, relating to the cost of the repairs completed on the *Madrid Spirit* during the second quarter of 2007 net of estimated insurance recoveries;

- increases of $0.6 million and $0.7 million, respectively, for the three and nine months ended September 30, 2007, relating to higher salaries for crew and officers primarily due to general wage escalations, and higher insurance and repairs and maintenance costs; and

- increases of $0.3 million and $1.1 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew. Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments.);

partially offset by

- a decrease of $1.0 million from the cost of repairs completed on the *Catalunya Spirit* during the second quarter of 2006 net of estimated insurance recoveries.

Depreciation and Amortization. Depreciation and amortization expense increased for the three and nine months ended September 30, 2007, from the same periods last year, primarily as a result of:

- increases of $3.5 million and $9.9 million, respectively, during the three and nine months ended September 30, 2007 from the delivery of the RasGas II LNG Carriers and the *Dania Spirit*; and

- increases of $0.1 million and $0.5 million relating to amortization of drydock expenditures incurred during the three and nine months ended September 30, 2007.

Suezmax Tanker Segment

We have eight Suezmax-class double-hulled conventional crude oil tankers. All of our Suezmax tankers operate under long-term, fixed-rate time charters.

The following table compares our Suezmax tanker segment's operating results for the three and nine months ended September 30, 2007 and 2006, and compares its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2007 and 2006 to voyage revenues, the most directly comparable GAAP financial measure. The following table also provides a summary of the changes in calendar-ship-days and revenue days for our Suezmax tanker segment:

(in thousands of U.S. dollars, except revenue days, calendar-ship-days and percentages)	Three Months Ended September 30,			Nine Months Ended September 30,		
	2007	2006	% Change	2007	2006	% Change
Voyage revenues	20,477	21,471	(4.6)	62,520	61,927	1.0
Voyage expenses	244	269	(9.3)	771	796	(3.1)
Net voyage revenues	20,233	21,202	(4.6)	61,749	61,131	1.0
Vessel operating expenses	5,958	5,235	13.8	17,448	15,246	14.4
Depreciation and amortization	5,011	5,013	-	15,020	14,981	0.3
General and administrative [1]	1,868	1,649	13.3	5,486	5,055	8.5
Income from vessel operations	7,396	9,305	(20.5)	23,795	25,849	(7.9)
Operating Data:						
Revenue Days (A)	736	736	-	2,184	2,168	0.7
Calendar-Ship-Days (B)	736	736	-	2,184	2,184	-
Utilization (A)/(B)	100%	100.0%		100.0%	99.3%	

(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

We operated eight Suezmax tankers during the three and nine months ended September 30, 2007 and 2006 and, therefore, our total calendar-ship-days remained the same for both periods.

Net Voyage Revenues. Net voyage revenues decreased for the three months ended September 30, 2007 and increased for the nine months ended September 30, 2007, from the same periods last year, primarily as a result of:

· decreases of $1.3 million and $1.0 million, respectively, for the three and nine months ended September 30, 2007, relating to revenues earned by the *Teide Spirit* (the time charter for the *Teide Spirit* contains a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts);

partially offset by

· increases of $0.3 million and $1.2 million, respectively, for the three and nine months ended September 30, 2007, due to inflation and interest-rate adjustments to the daily charter rates under the time charter contracts for five Suezmax tankers (however, under the terms of these capital leases, we had a corresponding increase in our lease payments, which is reflected as an increase to interest expense; therefore, these and future interest rate adjustments do not and will not affect our cash flow or net income); and

· a relative increase of $0.3 million for the nine months ended September 30, 2007, relating to 15.8 days of off-hire for a scheduled drydocking for one of our Suezmax tankers during February 2006.

Vessel Operating Expenses. Vessel operating expenses increased for the three and nine months ended September 30, 2007, from the same periods last year, primarily as a result of:

· increases of $0.4 million and $1.3 million, respectively, for the three and nine months ended September 30, 2007, relating to higher salaries for crew and officers primarily due to general wage escalations, and higher insurance and repairs and maintenance costs; and

· increases of $0.3 million and $1.1 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated vessel operating expenses from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (a majority of our vessel operating expenses are denominated in Euros, which is primarily a function of the nationality of our crew. Our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments.).

Depreciation and Amortization. Depreciation and amortization expense for the three and nine months ended September 30, 2007 remained substantially unchanged from the same periods last year.

Other Operating Results

General and Administrative Expenses. General and administrative expenses increased to $3.5 million and $10.8 million, respectively, for the three and nine months ended September 30, 2007, from $2.9 million and $9.0 million for the same periods last year. These increases were primarily the result of additional ship management services provided by Teekay Corporation subsidiaries relating to the delivery of the RasGas II LNG Carriers and the *Dania Spirit.*

Interest Expense. Interest expense increased to $32.6 million and $98.8 million, respectively, for the three and nine months ended September 30, 2007, from $22.3 million and $62.3 million for the same periods last year. These increases were primarily the result of:

· increases of $8.3 million and $27.1 million, respectively, for the three and nine months ended September 30, 2007, relating to the increase in capital lease obligations in connection with the delivery of the RasGas II LNG Carriers and an increase in debt of Teekay Nakilat used to finance restricted cash deposits and repay advances from Teekay Corporation (see Note 5);

· increases of $2.9 million and $7.2 million, respectively, for the three and nine months ended September 30, 2007, relating to debt of Teekay Nakilat (III) used by the RasGas 3 Joint Venture to fund shipyard construction installment payments (this increase in interest expense from debt is offset by a corresponding increase in interest income from advances to joint venture);

· increases of $1.1 million and $4.3 million, respectively, for the three and nine months ended September 30, 2007, relating to changes in the fair value of interest rate swaps not designated as hedges;

· increases of $2.0 million for the nine months ended September 30, 2007, relating to debt incurred to finance the acquisition of Teekay Nakilat and the *Dania Spirit*;

· increases of $0.4 million and $0.5 million, respectively, for the three and nine months ended September 30, 2007, from the ineffective portion of our interest rate swaps designated as hedges;

· increases of $0.1 million and $0.6 million, respectively, for the three and nine months ended September 30, 2007, from rising interest rates on our five Suezmax tanker capital lease obligations (however, as described above, under the terms of the time charter contracts for these vessels, we received corresponding increases in charter payments, which are reflected as an increase to voyage revenues); and

· increases of $0.1 million and $0.4 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated debt from the strengthening of the Euro against the U.S. Dollar during such period compared to the same periods last year (our Euro-denominated revenues currently generally approximate our Euro-denominated expenses and Euro-denominated loan and interest payments);

partially offset by

· decreases of $1.8 million and $5.1 million, respectively, for the three and nine months ended September 30, 2007, from the purchase in December 2006 of the *Catalunya Spirit*, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the *Madrid Spirit* (these LNG vessels were financed pursuant to Spanish tax lease arrangements, under which we borrowed under term loans and deposited the proceeds into restricted cash accounts and entered into capital lease for the vessels; as a result, this decrease in interest expense from the capital lease is offset by a corresponding decrease in the interest income from restricted cash).

Interest Income. Interest income increased to $12.2 million and $36.3 million, respectively, for the three and nine months ended September 30, 2007, from $9.9 million and $26.8 million for the same periods last year. Interest income primarily reflects interest earned on restricted cash deposits that approximate the present value of the remaining amounts we owe under lease arrangements on four of our LNG carriers. These increases were primarily the result of:

· increases of $2.9 million and $7.1 million, respectively, for the three and nine months ended September 30, 2007, relating to interest-bearing advances made by us to the RasGas 3 Joint Venture for shipyard construction installment payments;

· increases of $1.0 million and $6.5 million, respectively, for the three and nine months ended September 30, 2007, relating to additional restricted cash deposits for the RasGas II LNG Carriers, which were funded by debt;

· increases of $0.1 million and $0.8 million, respectively for the three and nine months ended September 30, 2007, due to an increase in average cash balances compared to the same periods last year; and

·   increases of $0.2 million and $0.6 million, respectively, for the three and nine months ended September 30, 2007, due to the effect on our Euro-denominated deposits from the strengthening of the Euro against the U.S. Dollar during such period compared to the same period last year;

partially offset by

·   decreases of $1.8 million and $5.3 million, respectively, for the three and nine months ended September 30, 2007, resulting from the purchase in December 2006 of the *Catalunya Spirit*, which was on a capital lease prior to such purchase, and from scheduled capital lease repayments on the *Madrid Spirit* which were funded with restricted cash deposits.

Foreign Currency Exchange (Losses) Gains. Foreign currency exchange losses were $21.6 million and $32.0 million, respectively, for the three and nine months ended September 30, 2007, compared to a foreign currency exchange gain of $3.8 million and a foreign currency exchange loss of $24.4 million, respectively, for the same periods last year. These foreign currency exchange losses and gains, substantially all of which were unrealized, are due substantially to the relevant period-end revaluation of Euro-denominated term loans for financial reporting purposes. The losses reflect a weaker U.S. Dollar against the Euro on the date of revaluation. Gains reflect a stronger U.S. Dollar against the Euro on the date of revaluation.

Net (Loss) Income. As a result of the foregoing factors, net loss was $12.8 million and $8.9 million, respectively, for the three and nine months ended September 30, 2007, compared to net income of $12.6 million and net loss of $2.2 million for the same periods last year.

Liquidity and Capital Resources

Liquidity and Cash Needs

As at September 30, 2007, our cash and cash equivalents were $40.9 million, compared to $28.9 million at December 31, 2006. Our total liquidity including cash, cash equivalents and undrawn long-term borrowings, was $486.3 million as at September 30, 2007, compared to $444.5 million as at December 31, 2006. The increase in liquidity was primarily the result of our follow-on public offering in May 2007 which generated net proceeds of $84.2 million (which was used to prepay outstanding debt on one of our revolving credit facilities), our receiving a 70% share of the tax lease benefit on the RasGas II LNG Carriers, and by cash generated by our operating activities during the nine months ended September 30, 2007, partially offset by the purchase of the *Dania Spirit* and a partial repayment made on the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat. We financed this purchase and partial repayment with borrowings under our revolving credit facilities.

Our primary short-term liquidity needs are to pay quarterly distributions on our outstanding units and to fund general working capital requirements and drydocking expenditures, while our long-term liquidity needs primarily relate to expansion and maintenance capital expenditures and debt repayment. Expansion capital expenditures primarily represent the purchase or construction of vessels to the extent the expenditures increase the operating capacity or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity or revenue generated by our fleet. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, while our long-term sources of funds will be from cash from operations, long-term bank borrowings and other debt or equity financings, or a combination thereof.

We believe that cash flows from operations will be sufficient to meet our liquidity needs for at least the next 12 months. We will need to use certain of our available liquidity or we may need to raise additional capital to finance existing capital commitments. We are required to purchase five of our Suezmax tankers, currently on capital lease arrangements, at various times from mid-2008 to 2011. We anticipate that we will purchase these tankers by assuming the outstanding financing obligations that relate to them. However, we may be required to obtain separate debt or equity financing to complete the purchases if the lenders do not consent to our assuming the financing obligations. In addition, we are committed to acquiring Teekay Corporation's 70% interest in the Teekay Tangguh Joint Venture and its 40% interest in the RasGas 3 Joint Venture as well as acquiring three LPG carriers from I.M. Skaugen ASA. These additional purchase commitments, which occur in 2008 and 2009, total $230.9 million. These purchases will be financed with one of our existing revolving credit facilities, incremental debt, surplus cash balances, issuance of additional common units, or combinations thereof. Please read Item 1 – Financial Statements: Note 13 Commitments and Contingencies.

Cash Flows.   The following table summarizes our sources and uses of cash for the periods presented:

| | Nine Months Ended September 30, | |
	2007 ($000's)	2006 ($000's)
Net cash flow from operating activities:	81,406	59,416
Net cash flow from financing activities:	358,359	(384,852)
Net cash flow from investing activities:	(427,743)	311,559

Operating Cash Flows.   Net cash flow from operating activities increased to $81.4 million for the nine months ended September 30, 2007, from $59.4 million for the same period in 2006, primarily reflecting the increase in operating cash flows from the delivery of the three RasGas II LNG Carriers, which commenced their 20-year fixed-rate charters in the fourth quarter of 2006 and the first quarter of 2007, the acquisition of the *Dania Spirit* in January 2007, a $1.7 million decrease in drydocking expenditures, and the timing of our cash receipts and payments. Net cash flow from operating activities depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, foreign currency rates, changes in interest rates, fluctuations in working capital balances and spot market hire rates (to the extent we have vessels operating in the spot tanker market or our hire rates are partially affected by spot market rates). The number of vessel drydockings tends to be uneven between years.

Financing Cash Flows. Our investments in vessels and equipment have been financed primarily with term loans and capital lease arrangements. Proceeds from long-term debt were $534.6 million and $138.2 million, respectively, for the nine months ended September 30, 2007 and 2006. During the nine months ended September 30, 2007, we used these funds primarily to fund LNG newbuilding construction payments in the Teekay Tangguh Joint Venture and RasGas 3 Joint Venture, partially repay the promissory note due to Teekay Corporation for the purchase of Teekay Nakilat, the purchase of the *Dania Spirit*, and to fund restricted cash deposits for the RasGas II LNG Carriers. From time to time we refinance our loans and revolving credit facilities.

During the nine months ended September 30, 2007, Teekay Nakilat (III) and Teekay Tangguh, variable interest entities for which we are the primary beneficiary, received and $103.1 million, respectively, of proceeds from long-term debt and loaned these funds to the RasGas 3 Joint Venture and the Teekay Tangguh Joint Venture, respectively, and Teekay Tangguh received $44.2 million from its other joint venture partner, which were used to fund LNG newbuilding construction payments. Please read Item 1 – Financial Statements: Note 13(a) – Commitments and Contingencies.

During May 2007, we sold 2.3 million of our common units as part of a follow-on public offering, at $38.13 per unit for proceeds of $84.2 million, net of $3.5 million of commissions and other expenses associated with the offering. Our general partner contributed $1.8 million to us to maintain its 2% general partner interest. The net proceeds from our sale of common units were used to repay outstanding debt on one of our revolving credit facilities.

Cash distributions paid during the nine months ended September 30, 2007 increased to $53.6 million from $47.7 million for the same period last year. We increased our quarterly distribution from $0.4125 per unit to $0.4625 per unit during the second quarter of 2006 and from $0.4625 per unit to $0.53 per unit during the third quarter of 2007. Subsequent to September 30, 2007, cash distributions declared and payable on November 14, 2007 for the three months ended September 30, 2007 totaled $20.6 million.

Investing Cash Flows. During the nine months ended September 30, 2007, Teekay Nakilat (III), a variable interest entity for which we are the primary beneficiary, advanced $187.6 million to the RasGas 3 Joint Venture. These advances, which were used by the RasGas 3 Joint Venture to fund LNG newbuilding construction payments, were primarily funded with long-term debt.

During the nine months ended September 30, 2007, we incurred $155.5 million in expenditures for vessels and equipment. These expenditures represent construction payments for the Teekay Tangguh Joint Venture's two LNG carrier newbuildings.

During 2006, we acquired a 70% interest in Teekay Nakilat for approximately $102.0 million of which we paid $26.9 million in 2006. During the nine months ended September 30, 2007, we borrowed under our revolving credit facilities and paid an additional $66.1 million towards the purchase price as discussed above. Subsequent to September 30, 2007, we paid the remaining $9.0 million. Please read Item 1 – Financial Statements: Note 11(d) – Related Party Transactions.

During 2006, the three subsidiaries of Teekay Nakilat, each of which has contracted to have built one of the three RasGas II Carriers, sold their shipbuilding contracts to SeaSpirit Leasing Ltd. for $313.0 million and entered into 30-year capital leases for these three LNG Carriers, to commence upon completion of vessel construction. SeaSpirit reimbursed Teekay Nakilat for previously paid shipyard installments and other construction costs in the amount of $313.0 million.

Credit Facilities

As at September 30, 2007, we had two long-term revolving credit facilities available which provided for borrowings of up to $445.4 million, all of which was undrawn. The amount available under the credit facilities reduces by $4.4 million (fourth quarter of 2007), $18.2 million (2008), $18.8 million (2009), $19.4 million (2010), $20.0 million (2011) and $364.6 million (thereafter). Interest payments are based on LIBOR plus a margin. Both revolving credit facilities may be used by us to fund general partnership purposes and to fund cash distributions. We are required to reduce all borrowings used to fund cash distributions to zero for a period of at least 15 consecutive days during any 12-month period. The revolving credit facilities are collateralized by first-priority mortgages granted on five of our vessels, together with other related collateral, and include a guarantee from us or our subsidiaries of all outstanding amounts.

We have a U.S. Dollar-denominated term loan outstanding, which, as at September 30, 2007, totaled $452.7 million, of which $284.5 million of the term loan bears interest at a fixed rate of 5.39% and has quarterly payments that reduce over time. The remaining $168.2 million bears interest based on LIBOR plus a margin and is repayable at maturity in 2019. The term loan is collateralized by first-priority mortgages on the vessels, together with certain other related collateral and guarantees from us.

Teekay Nakilat (III) and Teekay Tangguh, variable interest entities for which we are the primary beneficiary, have U.S. Dollar-denominated term loans outstanding, which, as at September 30, 2007, totaled $240.4 million and $103.1 million, respectively. Interest payments on the term loans are based on LIBOR plus a margin. The term loans reduce in quarterly payments commencing three months after delivery of each related vessel, with varying maturities through 2020. The term loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral including an undertaking from Teekay Corporation. Upon transfer of the ownership of Teekay Nakilat (III) and Teekay Tangguh from Teekay Corporation to us, the rights and obligations of Teekay Corporation under the undertaking, may, upon the fulfillment of certain conditions, be transferred to us.

We have two Euro-denominated term loans outstanding, which, as at September 30, 2007 totaled 306.2 million Euros ($436.8 million). These loans were used to make restricted cash deposits that fully fund payments under capital leases. Interest payments are based on EURIBOR plus margins. The term loans have varying maturities through 2023 and monthly payments that reduce over time. These loans are collateralized by first-priority mortgages on the vessels to which the loans relate, together with certain other related collateral and guarantees from one of our subsidiaries.

The weighted-average effective interest rates for our long-term debt outstanding at September 30, 2007 and December 31, 2006 were 5.7% and 5.5%, respectively. These rates do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt. At September 30, 2007, the margin on our long-term debt ranged from 0.5% to 0.9%.

Our term loans and revolving credit facilities contain typical covenants and other restrictions including, but not limited to, one or more of the following that restrict the applicable ship-owning subsidiaries from:

- incurring or guaranteeing indebtedness;

- changing ownership or structure, including by mergers, consolidations, liquidations and dissolutions;

- making dividends or distributions if we are in default;

- making capital expenditures in excess of specified levels;

- making certain negative pledges and granting certain liens;

- selling, transferring, assigning or conveying assets;

- making certain loans and investments; and

- entering into a new line of business.

Certain loan agreements require that a minimum level of tangible net worth, a minimum level of aggregate liquidity, and a maximum level of leverage be maintained, and require one of the our subsidiaries to maintain restricted cash deposits. Our ship-owning subsidiaries may not, in addition to other things, pay dividends or distributions if we are in default under the term loans and the revolving credit facilities. Our capital leases do not contain financial or restrictive covenants other than those relating to operation and maintenance of the vessels. As at September 30, 2007, we were in compliance with all covenants in our credit facilities and capital leases.

Contractual Obligations and Contingencies

The following table summarizes our long-term contractual obligations as at September 30, 2007:

	Total	Fourth Quarter of 2007	2008 and 2009	2010 and 2011	Beyond 2011
			(in millions of U.S. Dollars)		
U.S. Dollar-Denominated Obligations:					
Long-term debt [1]	856.7	6.3	69.1	78.4	702.9
Commitments under capital leases [2]	243.0	6.2	144.4	92.4	-
Commitments under capital leases [3]	1,103.1	6.0	48.0	48.0	1,001.1
Advances from affiliates	40.5	9.0	31.5	-	-
Purchase obligations [4]	230.9	-	230.9	-	-
Total U.S. Dollar-denominated obligations	2,474.2	27.5	523.9	218.8	1,704.0
Euro-Denominated Obligations: [5]					
Long-term debt [6]	436.8	2.7	23.2	239.5	171.4
Commitments under capital leases [2] [7]	235.5	33.2	71.4	130.9	-
Total Euro-denominated obligations	672.3	35.9	94.6	370.4	171.4
Totals	3,146.5	63.4	618.5	589.2	1,875.4

(1) Excludes expected interest payments of $12.6 million (fourth quarter of 2007), $95.2 million (2008 and 2009), $86.9 million (2010 and 2011) and $262.4 million (beyond 2011). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR at September 30, 2007, plus margins that ranged up to 0.9% (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2) Includes, in addition to lease payments, amounts we are required to pay to purchase certain leased vessels at the end of the lease terms. We are obligated to purchase five of our existing Suezmax tankers upon the termination of the related capital leases, which will occur at various times from mid-2008 to 2011. The purchase price will be based on the unamortized portion of the vessel construction financing costs for the vessels, which we expect to range from $37.3 million to $40.7 million per vessel. We expect to satisfy the purchase price by assuming the existing vessel financing. We are also obligated to purchase one of our existing LNG carriers upon the termination of the related capital leases on December 31, 2011. The purchase obligation has been fully funded with restricted cash deposits. Please read Item 1 – Financial Statements: Note 5 – Capital Lease Obligations and Restricted Cash.

(3) Existing restricted cash deposits of $493.7 million, together with the interest earned on the deposits, will be sufficient to repay the remaining amounts we currently owe under the lease arrangements.

(4) On November 1, 2006, we entered into an agreement with Teekay Corporation to purchase its 70% interest in Teekay Tangguh and its 40% interest in Teekay Nakilat (III). The purchases will occur upon the delivery of the first newbuildings, which are scheduled for 2008 and early 2009. Please read Item 1 – Financial Statements: Notes 11(e) and 11(f) – Related Party Transactions and Note 13(a) – Commitments and Contingencies.

In December 2006, we entered into an agreement to acquire three LPG carriers from I.M. Skaugen ASA, for approximately $29.3 million per vessel upon their delivery between early 2008 and mid-2009. Please read Item 1 – Financial Statements: Note 13(b) - Commitments and Contingencies.

(5) Euro-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rate as of September 30, 2007.

(6) Excludes expected interest payments of $5.8 million (fourth quarter of 2007), $45.4 million (2008 and 2009), $36.8 million (2010 and 2011) and $68.6 million (beyond 2011). Expected interest payments are based on EURIBOR at September 30, 2007, plus margins that ranged up to 0.66%, as well as the prevailing U.S. Dollar / Euro exchange rate as of September 30, 2007. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(7) Existing restricted cash deposits of $205.9 million, together with the interest earned on the deposits, will equal the remaining amounts we owe under the lease arrangement, including our obligation to purchase the vessel at the end of the lease term.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties, can be found in Item 5. Operating and Financial Review and Prospects in our Annual Report on Form 20-F for the year ended December 31, 2006.

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2007 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Exchange Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

· our future financial condition;

· results of operations and revenues and expenses, including performance of our liquefied gas segment;

· LNG, LPG and tanker market fundamentals, including the balance of supply and demand in the LNG, LPG and tanker markets;

· future capital expenditures and availability of capital resources to fund capital expenditures;

· offers of LNG and LPG carriers and associated contracts from Teekay Corporation;

· obtaining LNG projects that we or Teekay Corporation bid on or have been awarded;

· delivery dates of and financing for newbuildings;

· the commencement of service of newbuildings under long-term contracts;

· our liquidity needs;

· the expected outcome of a review by the tax authorities regarding a 3.4 million Euro (approximately $4.9 million) re-investment tax credit;

· the expected timing, amount and method of financing for the purchase of joint venture interests and vessels, including our five Suezmax tankers operated pursuant to capital leases;

· the timing of the commencement of the RasGas 3 and Tangguh LNG projects and the Skaugen LPG project; and

· the losses and costs associated with damage to the *Madrid Spirit* in March 2007, and our belief that the conditions that caused the damage to the condenser tube on the *Madrid Spirit* are not present on the other vessels.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe", "anticipate", "expect", "estimate", "project", "will be", "will continue", "will likely result", "plan", "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: changes in production of LNG, LPG or oil; greater or less than anticipated levels of vessel newbuilding orders or greater or less than anticipated rates of vessel scrapping; changes in trading patterns; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; LNG or LPG infrastructure constraints and community and environmental group resistance to new LNG or LPG infrastructure; potential development of active short-term or spot LNG or LPG shipping markets; potential inability to implement our growth strategy; competitive factors in the markets in which we operate; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; loss of any customer, time charter or vessel; shipyard production or vessel delivery delays; changes in tax regulations; our potential inability to raise financing to purchase additional vessels; our exposure to currency exchange rate fluctuations; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2006. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Item 3 – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our unhedged floating-rate borrowings. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. We use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. Changes in the fair value of our interest rate swaps are recognized in other comprehensive income until the hedged item is recognized in income. The ineffective portion of an interest rate swap's change in fair value is immediately recognized in income.

The table below provides information about our financial instruments at September 30, 2007, that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	Expected Maturity Date								
	Fourth Quarter of 2007	**2008**	**2009**	**2010**	**2011**	**There-after**	**Total**	**Fair Value Asset/ (Liability)**	**Rate [1]**
	(in millions of U.S. dollars, except percentages)								
Long-Term Debt:									
Variable Rate ($U.S.) [2]	-	5.0	12.4	12.9	13.1	468.2	511.6	(511.6)	6.2%
Variable Rate (Euro) [3] [4]	2.7	11.2	12.0	12.9	226.6	171.4	436.8	(436.8)	5.4%
Fixed-Rate Debt ($U.S.)	6.3	25.2	26.5	26.2	26.2	234.7	345.1	(328.1)	5.5%
Average Interest Rate	5.4%	5.4%	5.4%	5.4%	5.5%	5.6%	5.5%		
Capital Lease Obligations [5] [6]									
Fixed-Rate ($U.S.) [7]	2.2	125.6	3.8	3.9	80.1	-	215.6	(215.6)	7.4%
Average Interest Rate [8]	7.5%	8.8%	5.4%	5.4%	5.5%	-	7.4%		
Interest Rate Swaps:									
Contract Amount ($U.S.) [6] [9]	1.1	4.6	9.4	14.2	14.6	593.0	636.9	(22.0)	5.5%
Average Fixed Pay Rate [2]	6.2%	6.2%	5.7%	5.6%	5.6%	5.5%	5.5%		
Contract Amount (Euro) [4] [10]	2.7	11.2	12.0	12.9	226.6	171.4	436.8	31.7	3.8%
Average Fixed Pay Rate [3]	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%	3.8%		

(1) Rate refers to the weighted-average effective interest rate for our long-term debt and capital lease obligations, including the margin we pay on our floating-rate debt and the average fixed pay rate for our interest rate swap agreements. The average interest rate for our capital lease obligations is the weighted-average interest rate implicit in our lease obligations at the inception of the leases. The average fixed pay rate for our interest rate swaps excludes the margin we pay on our floating-rate debt, which as of September 30, 2007 ranged from 0.5% to 0.9%. Please read Item 1 – Financial Statements: Note 8 – Long-term debt.

(2) Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

(3) Interest payments on Euro-denominated debt and interest rate swaps are based on EURIBOR.

(4) Euro-denominated amounts have been converted to U.S. Dollars using the prevailing exchange rate as of September 30, 2007.

(5) Excludes capital lease obligations (present value of minimum lease payments) of 141.1 million Euros ($201.4 million) on one of our existing LNG carriers with a weighted-average fixed interest rate of 5.8%. Under the terms of this fixed-rate lease obligation, we are required to have on deposit, subject to a weighted-average fixed interest rate of 5.0%, an amount of cash that, together with the interest earned thereon, will fully fund the amount owing under the capital lease obligation, including a vessel purchase obligation. As at September 30, 2007, this amount was 144.3 million Euros ($205.9 million). Consequently, we are not subject to interest rate risk from these obligations or deposits.

(6) Under the terms of the capital leases for the RasGas II LNG Carriers (see Item 1 – Financial Statements: Note 5 – Capital Leases and Restricted Cash), we are required to have on deposit, subject to a variable rate of interest, an amount of cash that, together with interest earned on the deposit, will equal the remaining amounts owing under the variable-rate leases. The deposits, which as at September 30, 2007 totaled $493.7 million, and the lease obligations, which as at September 30, 2007 totaled $468.7 million, have been swapped for fixed-rate deposits and fixed-rate obligations. Consequently, Teekay Nakilat is not subject to interest rate risk from these obligations and deposits and, therefore, the lease obligations, cash deposits and related interest rate swaps have been excluded from the table above. As at September 30, 2007, the contract amount, fair value and fixed interest rates of these interest rate swaps related to Teekay Nakilat's capital lease obligations and restricted cash deposits were $517.0 million and $482.9 million, $22.6 million and ($30.5) million, and 4.9% and 4.8% respectively.

(7) The amount of capital lease obligations represents the present value of minimum lease payments together with our purchase obligation, as applicable.

(8) The average interest rate is the weighted-average interest rate implicit in the capital lease obligations at the inception of the leases.

(9) The average variable receive rate for our U.S. Dollar-denominated interest rate swaps is set quarterly at 3-month LIBOR.

(10) The average variable receive rate for our Euro-denominated interest rate swaps is set monthly at 1-month EURIBOR.

Counterparties to these financial instruments expose us to credit-related losses in the event of nonperformance; however, counterparties to these agreements are major financial institutions, and we consider the risk of loss due to nonperformance to be minimal. We do not require collateral from these institutions. We do not hold or issue interest rate swaps for trading purposes.

Spot Market Rate Risk

One of our Suezmax tankers, the *Toledo Spirit* operates pursuant to a time-charter contract that increases or decreases the fixed rate established in the charter, depending on the spot charter rates that we would have earned had we traded the vessel in the spot tanker market. The remaining term of the time-charter contract is 18 years, although the charterer has the right to terminate the time charter 13 years after its July 2005 delivery date. We have entered into an agreement with Teekay Corporation under which Teekay Corporation pays us any amounts payable to the charterer as a result of spot rates being below the fixed rate, and we pay Teekay Corporation any amounts payable to us from the charterer as a result of spot rates being in excess of the fixed rate. At September 30, 2007, the fair value of this derivative liability was $10.5 million and has been reflected in accumulated other comprehensive loss. During the three and nine months ended September 30, 2007, we incurred $0.1 million and $2.0 million, respectively, compared to $1.7 million and $3.8 million, respectively, for the same periods last year, of amounts owing to Teekay Corporation as a result of this agreement.

TEEKAY LNG PARTNERS L.P. AND SUBSIDIARIES
SEPTEMBER 30, 2007
PART II – OTHER INFORMATION

Item 1 – Legal Proceedings

None

Item 1A – Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, "Item 3. Key Information" in our Annual Report on Form 20-F for the year ended December 31, 2006, which could materially affect our business, financial condition or results of operations. There have been no material changes in our risk factors from those disclosed in our 2006 Annual Report on Form 20-F.

Item 2 – Unregistered Sales of Equity Securities and Use of Proceeds

None

Item 3 – Defaults Upon Senior Securities

None

Item 4 – Submission of Matters to a Vote of Security Holders

None

Item 5 – Other Information

None

Item 6 – Exhibits

The following exhibits are filed as part of this Report:

3.1	Certificate of Limited Partnership of Teekay LNG Partners L.P. (1)
3.2	First Amended and Restated Agreement of Limited Partnership of Teekay LNG Partners L.P., as amended (2)
3.3	Certificate of Formation of Teekay G.P. L.L.C. (1)
3.4	Form of Second Amended and Restated Limited Liability Company Agreement of Teekay GP L.L.C. (3)
4.18	Agreement, dated December 15, 2004, for a $468,108,023 Loan Facility Agreement between Al Marrouna Inc., Al Areesh Inc., Al Daayen Inc., Calyon, The Export-Import Bank of Korea and other banks
10.1	Agreement between Teekay Shipping Corporation and Teekay LNG Partners L.P. (4)
15.1	Acknowledgement of Independent Registered Public Accounting Firm

(1) Previously filed as an exhibit to the Partnership's Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on November 24, 2004, and hereby incorporated by reference to such Registration Statement.
(2) Previously filed as an exhibit to the Partnership's Report on Form 6-K (File No. 1-32479), filed with the SEC on August 17, 2006, and hereby incorporated by reference to such Report.
(3) Previously filed as an exhibit to the Partnership's Amendment No. 3 to Registration Statement on Form F-1 (File No. 333-120727), filed with the SEC on April 11, 2005, and hereby incorporated by reference to such Registration Statement.
(4) Previously filed as an exhibit to the Partnership's Report on Form 6-K (File No. 1-32479), filed with the SEC on May 14, 2007, and hereby incorporated by reference to such Report.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

- **REGISTRATION STATEMENT ON FORM S-8 (NO. 333-124647) FILED WITH THE SEC ON MAY 5, 2005**
- **REGISTRATION STATEMENT ON FORM F-3 (NO. 333-137697) FILED WITH THE SEC ON SEPTEMBER 29, 2006**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its general partner

Date: December 21, 2007

By: /s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer
(Principal Executive Financial and Accounting Officer)

Exhibit 15.1

ACKNOWLEDGEMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

December 21, 2007

To the Board of Directors and Unitholders of Teekay LNG Partners L.P.

We are aware of the incorporation by reference in the Registration Statement (Form S-8 No. 333-124647) pertaining to the Teekay LNG Partners L.P. 2005 Long Term Incentive Plan and in the Registration Statement (Form F-3 No. 333-137697) and related prospectus of Teekay LNG Partners L.P. for the registration of up to $400,000,000 in total aggregate offering price of an indeterminate number of common units and debt securities of our report dated October 30, 2007 relating to the unaudited interim consolidated financial statements of Teekay LNG Partners L.P. and its subsidiaries that is included in its interim report (Form 6-K) for the three and nine months ended September 30, 2007.

Pursuant to Rule 436(c) of the Securities Act of 1933, our report is not a part of the registration statement prepared or certified by accountants within the meaning of Section 7 or 11 of the Securities Act of 1933.

/s/ Ernst & Young LLP
Chartered Accountants
Vancouver, Canada